Exhibit 99.10

NICE CXone Digitally Transforming GWA’s Contact Centers
for Improved Customer Experiences

CXone fosters workforce agility for remote teams and deeper operational insights across all digital and voice interactions

Hoboken, N.J., August 26, 2021 – NICE (Nasdaq: NICE) today announced GWA Group Limited (GWA), one of Australia’s leading suppliers of building fittings and fixtures, has implemented NICE CXone as part of its digital transformation and technology overhaul to support its transition to a digital-first cloud contact center platform capable of seamlessly managing a remote workforce while improving customer experiences.

GWA’s contact centers were previously operating on a legacy telephony system, which was unstable and could not be adapted to flexible and remote working requirements. After transitioning from its on-premises solutions a year ago, accelerated by the impacts of COVID-19 on operations, GWA sought a cloud-based platform that would integrate seamlessly with its other applications as part of an organizational transformation. The company wanted a solution that provided increased flexibility and scalability for contact center operations, while also supporting a remote workforce.

GWA chose CXone due to the breadth and depth of its functionality and cloud native features, including automated workforce management, quality management and interaction analytics. CXone is built and optimized for the cloud and can enhance the way businesses harness data for actionable growth and success, and therefore GWA is now scaling the platform across its operational regions, including Australia, New Zealand and the UK.

2020 was a year marked by unprecedented upheaval for contact center leaders, agents and customers. Many contact centers enacted, for the first time, wide-scale work-from-home transition plans all while juggling rising needs and expectations of customers. In fact, a NICE CXone study of contact center leaders found that amid the COVID-19 pandemic, 62 percent of respondents experienced an increase in digital interactions and 46 percent saw an upturn in self-service channels – demonstrating that digital customer experience will be even more critical for customer success considering that 70 percent of worldwide contact centers expect they will continue to have agents work from home after the outbreak.

“It is clear, the pandemic accelerated the digital transformation of companies around the world,” said Paul Jarman, NICE CXone CEO. “Contact center transformation is key to this initiative as it is no longer simply a place to respond to customer issues – it now has more power to build customer relationships that last and drive larger business outcomes than ever before. We are pleased to be a part of GWA’s digital transformation, and we look forward to helping them remain agile in today’s increasingly remote digital world.”

Since implementing CXone across its operations in Australia, GWA has experienced a number of benefits, including the ability to:

•          measure and assess a full 360-degree review on every customer interaction

•          leverage functionalities like sentiment analysis to provide real-time feedback and guidance to agents

•          strip out complexity across processes

•          introduce greater flexibility and agility to adapt to industry change

“With our NICE CXone implementation, every process across our operations is changing and it’s quite an exciting time for GWA,” said Alex Larson, General Manager – Technology and Transformation, GWA. “CXone is helping us move the business to a place where we can react based on the here and now with real-time feedback and guidance on customer interactions, rather than looking back in three months' time and facing the inability to change. Most companies would only ever dream of what we’re achieving this year.”

Contact centers of all sizes are increasingly turning to NICE CXone to transform customer experiences based on its proven scalability, reliability, flexibility and security. Digitally transforming with the cloud enables businesses to leverage technological advances like AI-powered chatbots and agent next-best-actions, changing the way customers engage with companies by enabling anytime, anywhere and anyplace conveniences.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.